Exhibit 99.1

Daqo New Energy announced appointment of new independent directors

CHONGQING, China — October 7, 2011 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced the appointment of Mr. Mingsong Liang and Mr. Shuming Zhao as independent directors and the resignation of Mr. Greg W. Ye and Mr. Dafeng Shi from the board of directors.

Mr. Mingsong Liang is a co-managing partner of CLA Partners, a boutique investment banking firm in China. Mr. Liang has a Ph.D. degree in economics from the University of Michigan at Ann Arbor and a J.D. degree from New York University. Mr. Liang also serves on the audit committee of the board. Mr. Shuming Zhao is the dean of school of business at Nanjing University. Mr. Zhao also serves as the chairman of the corporate governance and nominating committee of the board, replacing Mr. Xiang Xu, who steps down from the corporate governance and nominating committee but remains as a director. The appointments and the changes on the committee composition became effective on October 6, 2011. As a result of these changes, Daqo New Energy now has a majority independent board and fully independent audit committee, compensation committee and nominating and corporate governance committee, and is in full compliance with applicable SEC and NYSE rules regarding the board and committee composition.

Mr. Guangfu Xu, Daqo New Energy’s Chairman commented, “ We want to thank both Mr. Ye and Mr. Shi for their contribution on our board. We are also delighted to have Mr. Liang and Mr. Zhao, two highly qualified individuals with wealth of experience in finance, law and management, to join our board. We are very confident that their extensive experience will be of great value to our corporate governance.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.